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SEC Mail Processing Section

FEB 16 2017

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 North 121st Street
(No. and Street)

Milwaukee (City) WI (State) 53226-3895 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke 414-475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingston Rd. Suite 300 (Address) Deerfield (City) Illinois (State) 60015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

NOTARY PUBLIC GLENN N. BRUCK STATE OF WISCONSIN

Notary Public my commission expires April 5, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUABLE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2016

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2016

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Equable Securities Corporation

We have audited the accompanying statement of financial condition of Equable Securities Corporation as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Equable Securities Corporation 's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Equable Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Equable Securities Corporation's financial statements. The supplemental information is the responsibility of Equable Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 6, 2017

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets:	
Cash and equivalents	$ 383,094
Commissions receivable	103,118
Other receivables	2,402
Prepaid expenses	1,437
Refundable income taxes	1,646
Total current assets	491,697
Property and Equipment:	
Furniture and equipment	200,419
Leasehold improvements	55,994
Total property and equipment	256,413
Accumulated depreciation	229,874
Net book value	26,539
Total assets	$ 518,236

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Commissions payable	$ 49,360
Accrued retirement plan contribution	45,184
Payable to parent company	7,548
Federal income tax payable	3,531
Accrued property tax	13,451
Total current liabilities	119,074
Deferred income tax payable	989
Total liabilities	120,063
Stockholder's Equity:	
Common Stock	16,000
Retained earnings	382,173
Total stockholder's equity	398,173
Total liabilities and stockholder's equity	$ 518,236

The accompanying notes to financial statements are an integral part of these statements

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Statement of Income
Year Ended December 31, 2016

Income:	
Commission income	$ 1,448,229
Interest income	420
Total income	1,448,649
Expenses:	
Commissions	720,107
Selling and administrative expenses	468,589
Management fees	87,162
Occupancy expense	134,914
Regulatory fees	10,106
Depreciation expense	6,211
Total expenses	1,427,089
Net income before taxes	21,560
Provision for income tax	5,095
Net income	$ 16,465

The accompanying notes to financial statements are an integral part of these statements

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2015	$16,000	$365,708	$381,708
Net income	0	16,465	16,465
Balance, December 31, 2016	$16,000	$382,173	$398,173

The accompanying notes to financial statements are
an integral part of these statements

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income	16,465
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,211
Changes in assets and liabilities:	
Commissions receivable	(49,891)
Other receivables	(148)
Prepaid expenses	1,369
Refundable income taxes	2,026
Commissions payable	15,606
Accrued retirement plan contribution	(11,760)
Payable to parent company	6,801
Federal income tax payable	(456)
Deferred income tax payable	(462)
Accrued real estate tax	204
Net cash used in operating activities	(14,035)
Cash Flows from Investing Activities:	
Purchase of furniture and equipment	(4,004)
Net decrease in cash and equivalents	(18,039)
Cash and equivalents, beginning of year	401,133
Cash and equivalents, end of year	383,094
Supplemental disclosure of cash flows:	
Income taxes paid	5,557

The accompanying notes to financial statements are
an integral part of these statements

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2016

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed as a Wisconsin corporation in March, 1977. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc. ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market account.

Commission Income

The Company recognizes revenue when earned. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2016, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in income.

1. Summary of Significant Accounting Policies (Continued)

Income and Deferred Taxes

The taxable income of the Company is included in the consolidated federal income tax return of the Parent Company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of acceletrated methods of depreciation for income tax purposes. The provision for income tax was comprised of current federal and state taxes of $5,557 and a deferred tax recovery of $(462).

No interest or penalties have been recorded in the financial statements as a result of any tax assessments. The Company would recognize any such interest or penalties as other expenses. In addition, management is not aware of any unrecognized income tax benefits. The Company is no longer subject to United States income tax examination for years before 2013 and for years before 2012 for Wisconsin income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by Rule 17a-5 of the SEC.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital and required net capital were $361,537 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.33 to 1.

4. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par value per share	50,000 shares	16,000 shares

5. 401K Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained 21 years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary and a discretionary employer contribution as determined annually. Employee's become fully vested in the employer contribution components following six years of service. The Company's total contribution for the year ended December 31, 2016 of $69,421 consisted of $24,237 in matching and $45,184 in profit-sharing.

6. Related-Party Activity

Equable Securities Corporation shares office space with the Parent Company. A month-to-month triple-net lease is in force between the Parent Company and its sole shareholder's owner. Total allocated lease related expense was $87,551 for the year ended December 31, 2016.

Common expenses are allocated between the Company and the Parent Company based upon a written agreement. In 2016, the Company was responsible for 95% of allocated expenses for the year. The balance due to the Parent Company at year-end amounted to $7,548.

The Company also has a management agreement with an affiliated company. Under this agreement, the Company is provided certain management and administrative services by personal of the affiliated company. During the term of the agreement, the affiliated company will receive a monthly management fee equal to 6% of the Company's gross revenues for the previous month. Total management fee expense for 2016 was $87,162.

7. Statement of Financial Condition Risk

The Company's securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

8. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

9. Revenue Concentrations

Approximately 83% of the Company's revenue was received through four companies (ranging from 9% to 40% of revenue) for the year ended December 31, 2016.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Milwaukee, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2016

Aggregate Indebtedness	
Accrued expenses	$ 119,074
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 7,938
Computation of Basic Net Capital Requirement:	
Stockholder's equity	$ 398,173
Add:	
Other allowable credits	989
Deductions:	
Non-allowable accounts receivable	(8,003)
Other assets	(3,083)
Net property and equipment	(26,539)
Net Capital	361,537
Minimum dollar net capital requirement	50,000
Capital in excess of minimum requirement	$ 311,537
Ratio of aggregate indebtedness to net capital	0.33 to 1

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by the Company and included in the Company's unaudited FOCUS report as of December 31, 2016.

Schedule II:

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

Schedule III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Reports, in which (1) Equable Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Equable Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Equable Securities Corporation stated that Equable Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Equable Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equable Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 6, 2017

EQUITY ENTERPRISES, INC.
EQUABLE SECURITIES CORPORATION, SUBSIDIARY
Member of FINRA & SIPC

EQUABLE SECURITIES CORPORATION
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 03, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- Equable Securities Corporation is a broker/dealer registered with the SEC and FINRA
- Equable Securities Corporation claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016
- Equable Securities Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker - dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Equable Securities Corporation
- Equable Securities Corporation has met the identified exemption provisions throughout the most recent fiscal year without exception
- Equable Securities Corporation has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Name: Clark R. Gaulk

Tel: 414/475-0350 Fax: 414/475-7767 330 North 121st Street Milwaukee, WI 53226-3895

EQUITY ENTERPRISES, INC.
EQUABLE SECURITIES CORPORATION, SUBSIDIARY
Member of FINRA & SIPC

EQUABLE SECURITIES CORPORATION
EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 03, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (d):

- Equable Securities Corporation is a broker/dealer registered with the SEC and FINRA
- Equable Securities Corporation claimed an exemption under paragraph (k) (2) (ii) of Rule 15c3-3 for the year ended December 31, 2016.
- Equable Securities Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Equable Securities Corporation has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Equable Securities Corporation has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Name: Clark R. Gaulke

Tel: 414/475-0350 Fax: 414/475-7767 330 North 121st Street Milwaukee, WI 53226-3895